P.E. 10/29/01

1-14568

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period September 11, 2001 – October 29, 2001

IPSCO INC.
(Commission File No. 0-19661)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7
Telephone: (306) 924-7700
(Address of principal executive offices)

(Indicate by x mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F _x_

(Indicate by x mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _x_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Exhibit Index

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: 1 November 2001

By:

John Comrie
Secretary

to be stocking up on low priced bargains.

IPSCO has experienced a reduction in demand from steel distributors which has been largely offset by an increasing share of that market and continuing strong direct shipments to manufacturers – the latter tend to buy plate for specific needs and there is consequently less "yo-yo" effect due to the growth slowdown.

Non-energy tubulars are also experiencing a similar "silly season" probably due to the financial problems at one large steel producer acting as a very cheap source of raw material for its captive tube operations.

Imported steel continues to play an influential role in the North American steel market resulting from the huge surges of unfairly traded steel as well as subsequent country and product shifting as importers have reacted to individual unfair trade cases.

"On the supply side IPSCO's Mobile Steelworks has now progressed far enough in its startup phase to permit a two to three week shutdown of the Montpelier operations to perform long needed major modifications to its slab reheat furnace. This has been scheduled for early October. In the meantime even at this late date in the quarter it is difficult to give precise guidance as to our third quarter results," Phillips said. "On the one hand unforeseen production costs at Montpelier could develop due to potential maintenance problems between now and month end. In addition Western Canadian weather patterns in September historically are unpredictable and a dry period for the balance would be good while rain would slow our sales down. One thing I currently feel confident about is that our numbers will be better than our adjusted figures for the second quarter," he added. In the second quarter, neglecting one-time events, principally the proceeds of a lawsuit, IPSCO earned 11 cents US per share. On the other hand Phillips said that he didn't see IPSCO exceeding last year's third quarter results.

Similarly there are uncertainties with respect to IPSCO's fourth quarter. A quick restart at Montpelier would be positive as would an early start of winter weather in Western Canada. The large diameter pipe order will also favorably impact the bottom line. On the other hand the pricing situation for discrete plate remains unsettled. And in the fourth quarter ongoing interest expense and commissioning costs, capitalized during the startup period the Mobile Steelworks, will be expensed. While this will not impact cash flow it will affect earnings per share. Given this our reported earnings should be lower than the third quarter but we expect to remain profitable. "In this rapidly changing world economy it would be foolhardy to say too much about 2002 until much later in the year" Phillips concluded, "especially in view of ongoing trade actions in the U.S. which may well lead to further restrictions on steel imports, boosting domestic demand, as well as talks initiated by the U.S. administration aimed at achieving some sort of international accord to reduce excess world steel capacity."

This news release contains forward looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward looking statements due to numerous factors, including the market for oil country tubulars and steel plate, pricing developments or overall economic fluctuations, oil pricing, the market for and the development of gas transportation systems, natural forces such as weather, potential markets for the materials produced, product demand, commissioning of the Mobile Steelworks, and government actions, investigations and remedies. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission, including those in IPSCO's Annual Report for 2000, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", and Form 40-

IPSCO

News Release

For Immediate Release

IPSCO RESPONDS TO NATIONAL DISASTER

COMPANY AND EMPLOYEES OPEN THEIR HEARTS

[Lisle, Illinois] – [24 September 2001] – IPSCO (NYSE/TSE:IPS) today praised its employees for the overwhelming support they are expressing in response to the terrorist attacks in the United States. "The incomprehensible attacks striking New York, Washington and Pittsburgh have affected each and everyone of us, regardless of which country our employees live in," said Roger Phillips, President and Chief Executive Officer.

The company, which operates steel and pipemaking facilities in both the U.S. and Canada, says all eleven had flown their flags at half mast and many employees have begun flying American flags at their homes to personally express their solidarity in a time of unprecedented devastation.

Throughout the company, candlelight vigils and moments of silence have been coordinated for employees to reflect on the devastating toll the airplane bombings have had on human life; hundreds of employees have taken the time to donate blood in both Canada and the U.S.; a number of employees have made financial contributions to the American Red Cross and other organizations coordinating assistance; individuals have been arriving at work wearing red, white and blue clothes, as well as donning ribbons with the American colors; in Canada, employees painted American and Canadian flags on a walkway to express support of their U.S. colleagues.

"While it is sometimes a tragedy that reinforces the allegiance between two countries, I commend IPSCO's employees for their efforts in responding to this disaster in any way they can," said Phillips. "The outpouring of support expressed is poignant and collectively expresses our deepest sympathy to all those affected by these tragic events." IPSCO has nearly 1,100 employees in the U.S. at its facilities located in St. Paul, Minnesota; Geneva, Nebraska; Camanche and Montpelier, Iowa; Blytheville, Arkansas; Houston, Texas; Mobile, Alabama; and Lisle, Illinois and over 1,300 employees in Canada at facilities in Regina, Saskatchewan; Calgary and Red Deer, Alberta, Surrey, British Columbia, and Toronto, Ontario.

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ipsco

News Release

For Release 25 September 2001, 6am EDST

IPSCO ANNOUNCES NEW DIRECTOR

GORDON THIESSEN JOINS BOARD

[Regina, Saskatchewan] – [25 September 2001] – IPSCO Inc. (NYSE/TSE:IPS) – announced today the election of Mr. Gordon Thiessen as a director of the corporation effective 1 October 2001.

Burton Joyce, Chairman of the Board, stated "Mr. Thiessen brings to IPSCO a wealth of experience as the former Governor of the Bank of Canada. His insight into matters both economic and otherwise will be of immeasurable value to the Board. In addition, his deep prairie roots will be appreciated."

Mr. Thiessen grew up in Saskatchewan and attended the University of Saskatchewan where he obtained an Honours BA and a MA following which he lectured at the University. Mr. Thiessen joined the Bank of Canada in 1963 and subsequently obtained his PhD in Economics from the London School of Economics. Mr. Thiessen is a recipient of the Swedish Order of the Polar Star, and has been awarded honourary degrees from Universities of Saskatchewan and Ottawa.

For further information on IPSCO, or to view an electronic version of the company's Annual Report, please visit the company's web site at www.ipsco.com.

Company Contact:
Anne Parker, Vice President
Tel. (630) 810-4790
Release 01-34

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ipsco

News Release

For Immediate Release

IPSCO INC. THIRD QUARTER RESULTS

1 October 2001 -- (NYSE:IPS) IPSCO will be releasing its third quarter results on 16 October 2001. A conference call for analysts interested in discussing the results has been scheduled for 11:00am EST on Tuesday 16 October. Participating in the call will be Roger Phillips, President and Chief Executive Officer, Bob Ratliff, Vice President and Chief Financial Officer, and Anne Parker, Vice President. If you would like to participate in the call please dial 620-2400 if you are within the 416 area code or 877-331-7860 if you are outside the 416 code. Please dial in 5 minutes before the call starts to ensure that you get a line. Questions will be answered following a brief presentation from the company representatives. The text of the results will have been faxed or e-mailed out to you earlier. If you have not yet supplied us with your email address and would like to receive information from us in that manner please email your address to kbrossart@ipsco.com.

The conference call will be webcast live in its entirety (including the question and answer portion) on the IPSCO website. It will be archived and will remain on the site following the call.

If you are unable to participate in the call and would like to access the audio call the postview number at 416-626-4100 and the reservation/access number is 19793402. The postview call will be available for two business days beginning at 1:00 pm EST 18 October 2001.

Company Contact:
Anne Parker, Vice President, Trade Policy and Communications
Tel. 630-810-4790
Release #01-35

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IPSCO

News Release

For Immediate Release

IPSCO RESCHEDULES RELEASE OF THIRD QUARTER RESULTS

CHANGE NECESSITATED BY S.201 WORKLOAD

[Lisle, Illinois] – [5 October 2001] – IPSCO (NYSE/TSE:IPS) today announced that it had rescheduled the release of its third quarter results to October 18 in order to allow its financial staff to prepare, on a priority basis, information for the International Trade Commission in conjunction with the Section 201 Safeguard action. Previously the company expected to publish its third quarter results on October 16. "We run a lean head office and we just don't have the staff to complete our financial closing at the same time as we respond to the I.T.C. Providing this input to the I.T.C. is time sensitive and very important to our shareholders," said Bob Ratliff, Vice President and Chief Financial Officer. The results will be released on October 18 at 6am EST.

A conference call with analysts will be webcast on the company website commencing at 11am EST on October 18.

For further information on IPSCO, please visit the company's Web site at www.ipsco.com.

Company Contact:
Anne Parker, Vice President
Tel. (630) 810-4790
Release 01-36

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IPSCO

News Advisory

IPSCO INC. THIRD QUARTER RESULTS RESCHEDULED TO 18 OCTOBER 2001

CONFERENCE CALL TIME AND PHONE NUMBERS REMAIN THE SAME

5 October 2001 -- (NYSE:IPS) IPSCO will be releasing its third quarter results on 18 October 2001. A conference call for analysts interested in discussing the results has been scheduled for 11:00am EST on Thursday 18 October. Participating in the call will be Roger Phillips, President and Chief Executive Officer, Bob Ratliff, Vice President and Chief Financial Officer, and Anne Parker, Vice President. If you would like to participate in the call please dial 620-2400 if you are within the 416 area code or 877-331-7860 if you are outside the 416 code. Please dial in 5 minutes before the call starts to ensure that you get a line. Questions will be answered following a brief presentation from the company representatives. The text of the results will have been faxed or e-mailed out to you earlier. If you have not yet supplied us with your email address and would like to receive information from us in that manner please email your address to kbrossart@ipsco.com.

The conference call will be webcast live in its entirety (including the question and answer portion) on the IPSCO website. It will be archived and will remain on the site following the call.

If you are unable to participate in the call and would like to access the audio call the postview number at 416-626-4100 and the reservation/access number is 19793402. The postview call will be available for two business days beginning at 1:00 pm EST 22 October 2001.

Company Contact:
Anne Parker, Vice President, Trade Policy and Communications
Tel. 630-810-4790
Release #01-37

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IPSCO

News Release

For Release 11 October 2001, 6am EDST

IPSCO ACHIEVES COMPANY-WIDE ISO 14001 CERTIFICATION

All Fully Operational Facilities Meet International Standard

[Lisle, Illinois], [11 October 2001] – IPSCO (NYSE/TSE:IPS) today announced that all of its United States operating facilities have successfully achieved ISO 14001 certification of its environmental management system (EMS). IPSCO's Canadian facilities achieved the international recognition earlier this spring. IPSCO's newest steelmaking facility in Mobile Alabama, which has just completed its start-up phase, is the only facility which has not yet applied for certification. The company plans to achieve the same certification for this steelworks in the year 2002.

"IPSCO set an ambitious goal to achieve ISO certification at six of its seven U.S., and eight Canadian, operating facilities by the end of this year. We're extremely proud of achieving this accomplishment which further illustrates our company-wide commitment to due diligence and effective environmental management," said David Sutherland, IPSCO Executive Vice President and Chief Operating Officer. "As a company which makes its end-product by recycling scrap metal, certification of IPSCO's EMS seemed a fitting way to illustrate our commitment to achieving continual environmental improvement," Sutherland noted. "This certification caps the company's effort to be vigilant in environmental matters. IPSCO's commitment to environmental responsibility has been amply demonstrated from start to finish. This certification clearly reinforces our determination to ensure that compliance with all of IPSCO's environmental systems is maintained at our facilities and that we minimize environmental impacts as well. This enhances the continuing viability of our operating facilities which is of importance both to the company and its customers."

IPSCO's EMS facilitates environmental performance and will ensure environmental compliance is approached consistently at all of its operating facilities. IPSCO first embarked upon this process in the summer of 1999 and has devoted much time and energy to meeting the standards set out by the International Organization for Standardization. Official recognition was granted after IPSCO successfully completed extensive third-party audits at each of its six American and eight Canadian facilities.

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For further information on IPSCO, please visit the company's web site at www.ipsco.com.

This news release contains forward looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward looking statements due to numerous factors including changing environmental regulations. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission, including those on IPSCO's Annual Report for 2000, its MD&A and Form 40-F.

Company Contact:
Anne Parker, Vice President
Tel. (630) 810-4790
Release #01-39

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IPSCO

News Advisory

Reminder Notice

IPSCO INC. THIRD QUARTER RESULTS

16 October 2001 -- (NYSE:IPS) IPSCO will be releasing its third quarter results this Thursday, 18 October 2001. A conference call for analysts interested in discussing the results has been scheduled for 11:00am EST on Thursday. Participating in the call will be Roger Phillips, President and Chief Executive Officer, Bob Ratliff, Vice President and Chief Financial Officer, and Anne Parker, Vice President. If you would like to participate in the call please dial 620-2400 if you are within the 416 area code or 877-331-7860 if you are outside the 416 code. Please dial in 5 minutes before the call starts to ensure that you get a line. Questions will be answered following a brief presentation from the company representatives. The text of the results will have been faxed or e-mailed out to you earlier. If you have not yet supplied us with your email address and would like to receive information from us in that manner please email your address to kbrossart@ipsco.com.

The conference call will be webcast live in its entirety (including the question and answer portion) on the IPSCO website. It will be archived and will remain on the site following the call.

If you are unable to participate in the call and would like to access the audio call the postview number at 416-626-4100 and the reservation/access number is 19793402. The postview call will be available for two business days beginning at 1:00 pm EST 22 October 2001.

Company Contact:
Anne Parker, Vice President, Trade Policy and Communications
Tel. 630-810-4790
Release #01-40

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"In comparison with the third quarter of 2000, overall unit selling prices declined by four percent however compared to the second quarter of 2001 average unit selling prices increased by five percent, reflecting in part strength in both the volume and price of the energy sector tubular products," Phillips advised. Prices for steel mill products declined by ten percent compared to the prior year however the average price increased by four percent over the second quarter of 2001.

Sales for the quarter were $229.1 million, up three percent over the third quarter of last year. Sales were up four percent over the second quarter of 2001 primarily because of the seasonal improvement of sales of Canadian oil country tubular goods. Year-to-date sales were $681.3 million, a decrease of five percent from the first nine months of 2000, principally as the result of lower selling prices.

Capital spending in the quarter was $79 million. Of this total, $72 million was for the new Mobile Steelworks. As previously disclosed, IPSCO has a "guaranteed maximum price" contract for the Mobile Steelworks which has been exceeded. The company is currently pursuing its remedies including litigation. All future project disbursements will be included in capital investment and costs previously classified as recoverable have been reclassified to capital investment until final resolution is determined. Management continues to believe that any overrun will not materially impact the project's profitability.

Phillips further stated that, "The tragic events of 11 September have left an aura of economic uncertainty in North America that will take some time to clear. Questions, to which there are no good answers, include will there be worsening economic conditions driven by the reticence of consumers to spend, coupled by further reductions in industrial output resulting in less energy use as well. One month after the fatal day many companies are still in a "pause for review" status making projections for the fourth quarter and early 2002 difficult for IPSCO to make. Lower natural gas and oil prices have already reduced cash flows for energy companies and consequently we can expect the normal uptick in drilling activity in Canada during the winter season to be somewhat muted. Plate inventories in the hands of industrial distributors are at very low levels. However, economic uncertainties and the fear that further price decreases will devalue their inventories have resulted in weaker than normal purchases from the mills." Phillips concluded that, "To some extent this has caused a phenomenon akin to a self-fulfilling prophecy as the weak demand has resulted in financially weakened producers cutting prices in a fruitless attempt to increase volumes. The third quarter started off with the prospect of modest price improvements for plate products. But as the quarter unfolded this progressively turned into further price erosion, all of which will impact more heavily on the fourth quarter than the third. Tubular products for industrial applications have undergone a similar phenomenon."

"IPSCO's results will also be impacted negatively by events peculiar to it," he noted. "The long awaited shutdown of the Montpelier Steelworks for major repairs in early October will impact sales volume. The completion of the formal commissioning period for the Mobile Steelworks means that previously capitalized interest charges will be recorded against income. While IPSCO had earlier expected to generate a slight profit despite these events, the uncertainty regarding ongoing prices and volumes suggest it would be more prudent to expect a loss for the fourth quarter."

"Looking into the new year and longer term, IPSCO believes that it is well positioned to report constantly improving results," Phillips noted. "The major repairs at Montpelier will translate into lower ongoing maintenance and operating costs, while increasing volumes at Mobile will add to the bottom line. Given the state of distributor inventories plate shipments should improve disproportionately as soon as there is a slight pickup in the economy. On the energy front decreasing reserves will necessitate increasing oil and gas drilling as soon as the economy has absorbed the current "correction" phase," he concluded.

For further information on IPSCO, please visit the company's Web site at www.ipsco.com

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward looking statements due to numerous factors, including estimated time of completion of maintenance work, start-up at new facilities, inventory levels for, and demand from, distributors and steel service centers, levels of steel imports to North America, trade actions with respect to unfairly traded steel, dramatic pricing developments or overall economic fluctuation, weather conditions affecting use of the company's products, and oil and gas drilling levels. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission, including those on IPSCO's Annual Report for 2000, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", and Form 40-F.

Company Contact:
Bob Ratliff, Vice President and Chief Financial Officer
Tel. (630) 810-4769
Release 01-41

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States Dollars)

	For the Three Months Ended 30 September		For the Nine Months Ended 30 September	
	2001	2000	2001	2000
Cash Derived From (Applied To)				
Operating Activities				
Working capital provided by operations	$ 20,885	$ 18,859	$ 79,058	$ 66,292
Change in non-cash operating working capital	18,164	15,676	11,088	(53,606)
	39,049	34,535	90,146	12,686
Financing Activities				
Common share dividends	(3,261)	(3,437)	(9,887)	(10,387)
Issue of subordinated notes (net of issue costs)	-	-	-	89,824
Common shares issued pursuant to share option plan	-	-	359	115
Preferred share dividends	(1,340)	(1,392)	(4,041)	(4,200)
Subordinated notes interest	(4,250)	(2,962)	(8,500)	(3,161)
Proceeds from sale-leaseback of capital assets	5,000	-	15,000	-
Issue of long-term debt	38,000	-	95,000	10,000
Repayment of long-term debt	(1,100)	(1,100)	(61,100)	(21,100)
	33,049	(8,891)	26,831	61,091
Investing Activities				
Expenditures for capital assets	(62,618)	(87,132)	(141,464)	(273,744)
Investment	-	-	(1,993)	(2,075)
	(62,618)	(87,132)	(143,457)	(275,819)
Effect of exchange rate changes on cash and cash equivalents	(2,483)	(941)	(4,205)	(4,006)
Increase (Decrease) in Cash and Cash Equivalents less Bank Indebtedness	6,997	(62,429)	(30,685)	(206,048)
Cash and Cash Equivalents less Bank Indebtedness at Beginning of Period	(19,531)	(48,788)	18,151	94,831
Cash and Cash Equivalents less Bank Indebtedness at End of Period	$ (12,534)	$ (111,217)	$ (12,534)	$ (111,217)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(thousands of United States Dollars)

	30 Sept. 2001	30 Sept. 2000	31 Dec. 2000
Current Assets			
Cash and cash equivalents	$ 22,466	$ 38,783	$ 18,151
Accounts receivable	164,592	151,685	166,449
Inventories	237,665	225,678	225,958
Other	2,492	1,803	2,631
Income taxes allocated to future years	44,552	40,639	34,409
	471,767	458,588	447,598
Current Liabilities			
Bank indebtedness	35,000	150,000	-
Accounts payable and accrued charges	173,217	163,179	161,145
Current portion of long-term debt	21,100	21,100	21,100
	229,317	334,279	182,245
Working Capital	242,450	124,309	265,353
Non-Current Assets			
Capital and other	1,179,178	1,156,631	1,087,099
Income taxes allocated to future years	83,757	127,274	88,066
	1,262,935	1,283,905	1,175,165
Total Investment	1,505,385	1,408,214	1,440,518
Long-Term Debt	374,338	283,640	343,822
Other Long-Term Liabilities	1,849	7,301	7,220
Income Taxes Allocated to Future Years	127,896	142,300	104,842
	504,083	433,241	455,884
Shareholders' Equity	$ 1,001,302	$ 974,973	$ 984,634
Derived from			
Preferred Shares	$ 98,557	$ 98,592	$ 98,572
Common Shares	256,131	255,772	255,772
Subordinated Notes	102,125	102,125	104,250
Retained Earnings	508,533	469,029	475,551
Cumulative Translation Adjustment	35,956	49,455	50,489
	$ 1,001,302	$ 974,973	$ 984,634
Ratio of Current Assets to Current Liabilities	2.1 : 1	1.4 : 1	2.5 : 1

IPSCO

News Release

For Immediate Release

IPSCO PLEASED WITH ITC FINDINGS IN 201-SAFEGUARD ACTION

[Lisle, Illinois], [23 October 2001] -- "Yesterday's ruling by the U.S. International Trade Commission is like Christmas come early," said Roger Phillips, President and Chief Executive Officer, IPSCO. The ITC ruled that increased steel imports of steel slabs, plate, hot-rolled sheet, strip and coils, cold-rolled sheet and strip, and corrosion-resistant and coated sheet and strip are a substantial cause of serious injury, or threat of serious injury, to the U.S. industry. "The ruling will have substantial medium and long term impact on the results of IPSCO if the President implements remedies that serve to deal with the issue effectively," Phillips added.

"As we proceed to the remedy phase of the 201 case IPSCO will continue to supply as much pertinent information as possible to the ITC," Phillips stated. The result of such a remedy could be to substantially reduce the levels of steel being imported to the U.S. "Such a reduction would be expected to improve pricing levels and cash generation for IPSCO. Additionally, IPSCO would be in a position to return to more normal levels of capital investment," Phillips concluded.

With respect to findings that are important to IPSCO's core product line in the U.S. and Canada the findings were extremely favorable. IPSCO, as a steel producer, specializes in plate and hot-rolled coil. "The unanimous decision on the issue of injury to these products is extremely important," stated Phillips. "In addition, the unanimous finding on slabs, which had previously been a loop hole under which imported products were able to enter the U.S., even in the light of trade remedies being applied to the products into which they were transformed, sent a strong message that the ITC understands the genesis of the steel problems."

The ITC finding regarding oil country tubular goods, which IPSCO produces in the U.S., was disappointing to the company. "A finding of no injury is difficult to understand in an environment where the volume of imports has caused pricing and profitability to drop precipitously," said Phillips.

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The omnibus grouping of all other welded tubular products which includes standard pipe, hollow structural sections, piling pipe, water well casing, water transmission pipe and large diameter line pipe for oil and gas transmission is an unusual mix of products that are utilized in very dissimilar environments. The tie vote regarding the importance of injury caused by Canada in these products will require further investigation to determine the implications. The bulk of these products produced by IPSCO are made in the U.S. for U.S. markets and in Canada for Canadian markets.

Concurrently with the safeguard action, the Administration has been pursuing the remaining parts of the comprehensive steel policy initiative announced by the President and has entered into trade discussions with other steel-producing nations. Such discussions could result in agreements to ensure that global capacity is tailored to meet demand and that trade distorting practices are curtailed. Phillips noted that, "If fruitful, the agreements could have the potential to further improve IPSCO's financial situation."

For further information on IPSCO, please visit the company's Web site at www.ipsco.com

This news release contains forward looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward looking statements due to numerous factors including the speed with which the ITC makes its remedy report, the conduct of exporting countries, the Presidential remedy decision, the geographic application of such a remedy, and the demand for steel in the U.S. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission, including those on IPSCO's Annual Report for 2000, its MD&A., particularly as discussed under the heading "Business Risks and Uncertainties", and Form 40-F.

Company Contact:
Anne Parker, Vice President, Trade Policy and Communications
Tel. (630) 810-4790
Release #01-42

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ipsco

News Release

For Release 29 October 2001, 6am EDST

PHILLIPS TO RETIRE IN JANUARY AFTER 20 YEARS AS CEO

LONGTIME IPSCO EMPLOYEE DAVID SUTHERLAND TO SUCCEED HIM

[Lisle, Illinois] – [29 October 2001] – IPSCO Inc. (NYSE/TSE:IPS) announced today that Roger Phillips, its President and Chief Executive Officer since 1982, will retire as previously planned at the beginning of January 2002. Succeeding him will be David Sutherland, currently Executive Vice President and Chief Operating Officer. Sutherland will also become a board member.

Commented Burton Joyce, IPSCO's Chairman of the Board, "Several years ago Roger indicated his desire to retire when he reached 62 years of age. Our board has gone through an extensive succession planning exercise since that time and we are pleased that someone of David's experience and competence will be succeeding him. David inherits a highly skilled senior management team to assist him in facing the ongoing challenges confronting the North American steel industry. Roger has long held the view that CEO's should not remain on their companies' boards after retirement and his wish is being respected. But after twenty years we wish to maintain our connection with him and consequently the board has appointed Roger an honourary director of IPSCO, effective with his retirement."

"IPSCO has dramatically changed over the past 20 years, more than tripling its steel production capacity in North America. It is a direct consequence of Roger's vision and leadership that IPSCO now enjoys its enviable position. In its chosen markets IPSCO is a leader in terms of its low production costs, high product quality, and its reputation for customer service. Through his period as CEO IPSCO also delivered financial returns to shareholders in the top quartile of industry competitors."

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David Sutherland, age 52, was born in Moose Jaw, Saskatchewan, and joined IPSCO in 1977. He holds a Bachelor of Commerce degree from the University of Saskatchewan and an M.B.A. from the Katz Graduate School of Business at the University of Pittsburgh. Sutherland initially served in IPSCO's personnel department and then filled increasingly important manufacturing roles in Vancouver, Edmonton, Calgary, and Regina. In 1988 he moved to the United States and was responsible for IPSCO's first American pipe operations, residing in Lincoln, Nebraska, and later Camanche, Iowa. In 1992 he returned to Canada where he filled a number of lead roles prior to being promoted to Vice President and General Manager, Raw Materials and Coil Processing. In April 2000 Sutherland moved to the newly formed operational headquarters of IPSCO in Lisle, Illinois, in greater Chicago, and was appointed Executive Vice President and Chief Operating Officer in April of this year. His career path has seen him work in all operating areas of IPSCO – steel, coil processing, and tubulars, in both manufacturing and sales. Sutherland is married with three children and resides in Naperville, Illinois. He will continue to make his office in Lisle.

Phillips was named a director and president-elect of IPSCO in November 1981 and assumed the presidency in February 1982. When he became president IPSCO was characterized as a regional pipe company that also made steel, a difficult situation since the Canadian energy business was in the doldrums. In 1987 IPSCO replaced its obsolete Regina ingot-making facility with modern continuous slab caster, beginning its transformation to a bi-national steel company that today includes steel production facilities in Mobile, Alabama: Montpelier, Iowa: as well as its original Regina, Saskatchewan steelworks which has been extensively modernized. As a result IPSCO has experienced a compound annual growth rate of over 13 percent per annum in sales and 18 percent per annum in net income over the period 1986 to 2000. Installed steel production capacity has risen almost five-fold to 3.5 million tons per annum.

Despite its growth as a steelmaker, the tubular production side of the company has not been neglected. Since he became president IPSCO completed the building of a modern oil country tubular facility in Calgary, acquired and modernized a pipe mill in Red Deer, Alberta: acquired and modernized two pipe mills in the U.S. in Iowa and Nebraska, built a high speed pipe mill in Arkansas, a new mid-size electric resistance pipe mill in Regina, and modernized and expanded its Regina large diameter spiral mill installation. Total installed tubular capacity is now 1.75 million tons per annum.

From a single coil processing facility in British Columbia in 1982 IPSCO has grown to operate similar facilities in four other locations as well. Three of them, coil-processing plants in Houston, St. Paul, and Toronto include modern temper rolling mills. The combined processing capacity of the five coil processing operations is 1.1 million tons per annum.

was a board member until 1997. He has also served on the Economic Council of Canada (1990 to 1992) and is currently a board member of the C.D. Howe Institute and a trustee of the Fraser Institute. In 1999 Phillips was named an Officer of the Order of Canada, one of the country's highest honours. The citation read as follows: "He has done an outstanding job in building his company into one of the most efficient and productive steel producers in Canada. As well as being a successful business leader, he has dedicated his time and energy to a variety of organizations, has demonstrated an active interest in policies that impact on the economic performance of Canada and has been a contributor to the well-being of his community".

Born in Ottawa Phillips grew up in the Saguenay region of Quebec and speaks fluent French. He graduated from McGill University in 1960 with a B.Sc. degree, having specialized in physics and mathematics. At McGill he was editor of the McGill Daily. Upon graduation he joined the Alcan group, working in Kingston, Ontario; Toronto; and Montreal. He was successively chief operations officer of Alcan's Canadian fabricating facility, president of Alcan's Canadian metal producing subsidiary, and then Vice President of what is now Alcan Inc., responsible for research, engineering, and technology before joining IPSCO.

He was a governor of the Employers' Council of Quebec (Consel du Patronat) and in 1981 he became president of the Quebec Chamber of Commerce. After moving to Regina he has served to the present day as a director of the Saskatchewan Chamber of Commerce. Since 1992 he has been a member of the Business Council on National Issues and has served as a member of its policy committee since 1998.

Within the steel industry he is a director of the International Iron and Steel Institute, the American Iron and Steel Institute, and the Canadian Steel Producers Association. He has been co-chair of the Canadian Steel Trade and Employment Congress, an innovative labour-management organization aimed at promoting cooperation between the United Steelworkers' Union in Canada and steel company managements in such non-bargaining table issues as training, worker adjustment, and trade issues, since 1991.

Phillips has also maintained his professional interests as a physicist. He is a member of the Canadian Association of Physicists, the American Physical Society, the American Association for the Advancement of Science, the American Geophysical Union, and the U.K. based Institute of Physics. The latter institute elected him a Fellow in 1997, an honour usually bestowed on academics or practising research scientists.

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